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                                                                 Exhibit 12

                   GENERAL AMERICAN TRANSPORTATION CORPORATION

                COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                          In Millions, Except For Ratios



                                                      Three Months      Year Ended
                                                     Ended March 31     December 31
                                                       1995     1994    1994
                                                     ----------------   ---------
                                                       (Unaudited)
Earnings available for fixed charges:
   Net income......................................    $ 23.2   $ 20.7  $ 87.0
    Add (deduct):
      Income taxes.................................      13.6     10.6    42.7
      Equity in net earnings of affiliated
        companies, net of distributions received...      (4.2)    (2.9)  (14.2)
      Interest on indebtedness and amortization
        of debt discount and expense...............      23.4     18.2    78.3
      Amortization of capitalized interest.........        .3       .3     1.1
      Portion of rents representative of interest
        factor (deemed to be one-third)............       4.4      3.4    16.8
                                                      -------    -----   -----
   Total earnings available for fixed charges......    $ 60.7   $ 50.3  $211.7
                                                      =======   ======  ======
Fixed Charges:
  Interest on indebtedness and amortization
    of debt discount and expense...................    $ 23.4   $ 18.2  $ 78.3
  Capitalized interest.............................       1.5       .8     2.7
  Portion of rents representative of interest
   factor (deemed to be one-third).................       4.4      3.4    16.8

Total fixed charges................................    $ 29.3   $ 22.4  $ 97.8
                                                      =======   ======  ======
  Ratio of earnings to fixed charges(A)............     2.07x    2.25x   2.16x


(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.
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